

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Peter Maag, Ph.D.
Chief Executive Officer
Kyverna Therapeutics, Inc.
5980 Horton St., STE 550
Emeryville, CA 94608

   Re: **Kyverna Therapeutics, Inc.**
       Form S-1
       Exhibit Nos. 10.13, 10.14 and 10.15
       Filed January 16, 2024
       File No. 333-276523

Dear Peter Maag:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Jeffrey T. Hartlin, Esq